UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the press release with respect to the fourth quarter results ended April 25, 2010

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

4204 Industriel Blvd
Laval, Quebec, Canada
H7L 0E3

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F |_|         Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes |_|         No |_ |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes |_|         No |_ |

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes |_|         No |_ |

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

July 13, 2010
Per: /s/ Sylvain Aubry
Sylvain Aubry
Senior Director, Legal Affairs and Corporate Secretary

ALIMENTATION COUCHE-TARD ANNOUNCES
ITS FOURTH QUARTER AND FISCAL 2010 RESULTS

Fiscal year

  Fiscal 2010 diluted earnings per share of $1.60 compared to $1.29 last year despite the difficult economic context, particularly in the United States.
  Increase in net earnings of $49.0 million, or 19.3%, for fiscal 2010 despite a drop of 3.09¢ per gallon in US motor fuel margins, depriving net earnings of approximately $75.0 million, or $0.40 per share on a diluted basis.

Fourth quarter

  Fourth quarter net earnings of $68.8 million, or $0.37 per share on a diluted basis, an increase of $30.8 million or 81.1%.
  Same-store merchandise sales up 3.2% in the United States and 6.9% in Canada.
  Consolidated merchandise and service gross margin in proportion of sales down 0.6%, while remaining positive in dollars, due to changes in product mix.
  Same-store motor fuel volume in the United States down 0.7% and up 4.2% in Canada.
  Motor fuel gross margin in the US up 2.83¢ per gallon to 14.21¢ per gallon.
  Operating, selling, administrative and general expenses accounted for 30.5% of merchandise and service revenues in the fourth quarter of 2010 against 31.4% at the same period last year.
  Net earnings benefited from non recurring items including a gain of $11.4 million, net of tax, from the disposal of shares and the reversal of provisions totalling $3.6 million, net of taxes, following final analysis.

TSX: ATD.A, ATD.B

Laval, Quebec, July 13, 2010 – For its fourth quarter, Alimentation Couche-Tard Inc. announces net earnings of $68.8 million, up $30.8 million or 81.1% . The increase mainly reflects a 2.83¢ per gallon increase in motor fuel gross margin in the United States, an increase in same-store merchandise sales in Canada and the United States, the contribution of stores acquired, Couche-Tard’s sound management of expenses, a $8.7 million non recurring gain, net of taxes, on disposal of Casey’s General Stores, Inc. (“Casey’s”) shares, the reversal of certain provisions following their final analysis, as well as a lower income tax rate. These items contributing positively to net earnings were partially offset by a decrease in the consolidated merchandise and service percentage gross margin due to a change in product mix from cigarette sales and an increase in electronic payment modes resulting from higher average motor fuel retail prices.

“I am very pleased with the efforts deployed during the fourth quarter and throughout fiscal 2010 which ultimately produced excellent quarterly results and a record-breaking year”, declared Alain Bouchard, President and Chief Executive Officer. “The impact of our efforts reaches well beyond the last fiscal year. In fact, I believe our team’s dynamic approach secured the Company’s competitive position for years to come, as evidenced by our continued focus on our network and current operations. As regards to our pending offer to acquire Casey’s, our strong preference is to enter into a negotiated transaction with Casey’s. It is unfortunate that the Casey’s Board has rejected our $36.00 per share all-cash offer without any discussion or negotiation. We are committed to making this combination a reality as evidenced by the commencement of our tender offer and nomination of a slate of nine directors for election to the Casey’s Board of Directors”, he concluded.

As for Raymond Paré, Vice-President and Chief Financial Officer, he indicated: “What’s extraordinary is the $49.0 million, or 19.3%, increase in fiscal 2010 net earnings, despite a drop of 3.09 cents per gallon in motor fuel gross margins in the Unites States as compared to fiscal 2009. This means we caught up with a shortfall of roughly $75.0 million on net earnings, or 0.40 cents per share on a diluted basis, with increased sales from existing stores and acquisitions and by controlling expenses. The performance of the quarter is in line with that of the one of previous quarters and reflects our ongoing focus on sales combined with sound management of margins, acquisitions that improve our bottom line and tight control over expenses. As for Casey’s, we intend to take our usual disciplined approach to acquisitions. We made the offer after a careful evaluation, and we believe our offer price represents full and fair value for Casey’s”.

Highlights of the Fourth Quarter of Fiscal 2010

Changes in the Store Network

The following table presents certain information regarding changes in Couche-Tard’s stores network over the 12 and 52-week periods ended April 25, 2010:

	12-week period ended April 25, 2010			52-week period ended April 25, 2010
	Company-			Company-
	operated	Affiliated		operated	Affiliated
	stores	stores	Total	stores	stores	Total
Number of stores, beginning of period	4,396	1,487	5,883	4,395	1,048	5,443
Acquisitions(1)	15	-	15	70	444	514
Openings / constructions / additions	14	12	26	29	73	102
Closures / disposals / withdrawals	(17)	(29)	(46)	(84)	(97)	(181)
Conversions to affiliated stores	-	-	-	(2)	2	-
Number of stores, end of period	4,408	1,470	5,878	4,408	1,470	5,878

(1)

Includes Couche-Tard’s share of the company-operated stores operated by the joint venture created with Shell (50% of the 69 company-operated stores) on January 6, 2010, net of the 32 stores which were already part of Couche-Tard’s network and which are now operated by the joint venture.

Business acquisitions

On February 16, 2010, Couche-Tard acquired from BP West Coast Products LLC their terminal facilities located in Phoenix, Arizona in the United States. The terminal facilities include 16 storage tanks with a storage capacity of 220,000 barrels. The terminal is approved for 44,000 barrels per day and has access to petroleum products from refineries on the West Coast and in the Gulf Coast region of the United States. Strategically, this acquisition should add efficiencies in Couche-Tard’s fuel supply chain servicing its retail network in the region of Phoenix.

On April 6, 2010, Couche-Tard acquired eight company-operated stores in central North Carolina, United States, from Accel marketing LLC.

During the fourth quarter of fiscal 2010, Couche-Tard acquired another seven stores through seven distinct transactions.

Casey’s

From September 24, 2009 to April 8, 2010, Couche-Tard purchased a total of 1,975,362 common shares of Casey’s. The weighted average purchase price of these shares was $31.36 per share, for a total consideration of $62.0 million, including transaction costs. On April 9, 2010, Couche-Tard publicly submitted a proposal to Casey’s Board of Directors to acquire all of the outstanding shares of common stock (including the associated preferred stock purchase rights) of Casey’s for $36.00 per share payable in cash. On that same date, Couche-Tard sold 1,975,000 Casey’s shares, at a price of $38.43 per share, for a consideration of $75.9 million, net of transaction costs, thereby generating a gain of approximately $13.9 million (net of expenses). On June 2nd, 2010, Couche-Tard commenced its tender offer to acquire all of the outstanding common shares of common stock (including the associated preferred stock purchase rights) of Casey’s for $36.00 per share payable in cash.

Couche-Tard’s offer to acquire Casey’s shares represents a 14.0% premium over Casey’s closing price of $31.59 per share on April 8, 2010, the last trading day prior to the public disclosure of Couche-Tard’s proposal, a 17.0% premium over Casey’s 90-calendar day average closing price as of April 8, 2010, and a 24.0% premium over Casey’s one-year average closing price as of April 8, 2010. The offer also implies a last twelve months (as of January 31, 2010) EBITDA multiple of 7.4x and a price of $1.3 million per store, which compares favourably to corresponding metrics of publicly-traded companies and previous transactions in the convenience store industry. The value of the transaction would be of approximately $1.9 billion on a fully diluted basis, including Casey’s net debt of approximately $29.0 million.

Dividends

On July 13, 2010, the Board declared, for the fourth quarter of fiscal 2010, a quarterly dividend of Cdn$0.04 per share to shareholders on record as at July 22, 2010, and approved its payment for July 30, 2010. These are eligible dividends within the meaning of the Income Tax Act of Canada.

Exchange Rate Data

The Company’s US dollar reporting provides more relevant information given the predominance of its operations in the United States and its debt largely dominated in US dollars.

The following table sets forth information about exchange rates based upon the Bank of Canada closing rates expressed as US dollars per Cdn$1.00:

	12-week periods ended		52-week periods ended
	April 25, 2010	April 26, 2009	April 25, 2010	April 26, 2009
Average for period (1)	0.9718	0.8020	0.9296	0.8760
Period end	1.0009	0.8267	1.0009	0.8267

(1) Calculated by taking the average of the closing exchange rates of each day in the applicable period.

As the Company uses the US dollar as its reporting currency, in its consolidated financial statements and in the present document, unless indicated otherwise, results from its Canadian and corporate operations are translated into US dollars using the average rate for the period. Variances and explanations related to variations in the foreign exchange rate and the volatility of the Canadian dollar which are discussed in the present document are therefore related to the translation in US dollars of the Company’s Canadian and corporate operations results and do not have a true economic impact on its performance since most of the Company’s consolidated revenues and expenses are received or denominated in the functional currency of the markets in which it does business. Accordingly, the sensitivity of the Company’s results to variations in foreign exchange rates is economically limited.

Selected Consolidated Financial Information

The following table highlights certain information regarding Couche-Tard’s operations for the 12-week and 52-week periods ended April 25, 2010 and April 26, 2009:

(In millions of US dollars, unless otherwise stated)	12-week periods ended					52-week periods ended
	April 25,		April 26,		Variation	April 25,	April 26,		Variation
	2010		2009		%	2010	2009		%
Statement of Operations Data:
Merchandise and service revenues (1) :
United States	924.7		880.9		5.0	3,986.0	3,742.6		6.5
Canada	434.0		335.4		29.4	1,895.5	1,673.8		13.2
Total merchandise and service revenues	1,358.7		1,216.3		11.7	5,881.5	5,416.4		8.6
Motor fuel revenues:
United States	2,228.3		1,504.7		48.1	8,819.8	8,865.2		(0.5)
Canada	416.5		273.0		52.6	1,738.3	1,499.5		15.9
Total motor fuel revenues	2,644.8		1,777.7		48.8	10,558.1	10,364.7		1.9
Total revenues	4,003.5		2,994.0		33.7	16,439.6	15,781.1		4.2
Merchandise and service gross profit (1) :
United States	305.3		295.8		3.2	1,308.1	1,226.2		6.7
Canada	143.0		113.3		26.2	638.3	574.9		11.0
Total merchandise and service gross profit	448.3		409.1		9.6	1,946.4	1,801.1		8.1
Motor fuel gross profit:
United States	115.3		85.8		34.4	488.7	545.6		(10.4)
Canada	25.2		22.6		11.5	118.2	89.9		31.5
Total motor fuel gross profit	140.5		108.4		29.6	606.9	635.5		(4.5)
Total gross profit	588.8		517.5		13.8	2,553.3	2,436.6		4.8
Operating, selling, administrative and general expenses	438.3		412.5		6.3	1,906.7	1,848.8		3.1
Depreciation and amortization of property and equipment and other assets	49.4		42.6		16.0	204.5	183.0		11.7
Operating income	101.1		62.4		62.0	442.1	404.8		9.2
Net earnings	68.8		38.0		81.1	302.9	253.9		19.3
Other Operating Data:
Merchandise and service gross margin (1) :
Consolidated	33.0%		33.6%		(0.6)	33.1%	33.3%		(0.2)
United States	33.0%		33.6%		(0.6)	32.8%	32.8%		-
Canada	32.9%		33.8%		(0.9)	33.7%	34.3%		(0.6)
Growth of same-store merchandise revenues (2) (3) :
United States	3.2%		3.3%			2.9%	0.6%
Canada	6.9%		2.8%			4.8%	2.2%
Motor fuel gross margin (3) :
United States (cents per gallon):	14.21		11.38		24.9	14.49	17.55		(17.4)
Canada (Cdn cents per litre)	4.85		5.62		(13.7)	5.31	4.97		6.8
Volume of motor fuel sold (4) :
United States (millions of gallons)	828.4		781.3		6.0	3,484.8	3,214.9		8.4
Canada (millions of litres)	534.5		502.3		6.4	2,395.5	2,059.0		16.3
(Decrease) growth of same-store motor fuel volume (3) :
United States	(0.7%	)	(4.1%	)		1.0%	(6.4%	)
Canada	4.2%		2.2%			3.0%	3.7%
Per Share Data:
Basic net earnings per share (dollars per share)	0.37		0.20		85.0	1.64	1.31		25.2
Diluted net earnings per share (dollars per share)	0.37		0.20		85.0	1.60	1.29		24.0

						April 25,	April 26,		Variation
						2010	2009		$
Balance Sheet Data:
Total assets						3,696.7	3,255.9		440.8
Interest-bearing debt						741.2	749.2		(8.0)
Shareholders’ equity						1,614.3	1,326.0		288.3
Ratios:
Net interest-bearing debt/total capitalization (5)						0.24:1	0.30:1
Net interest-bearing debt/EBITDA (6)						0.80:1	0.98:1

(1)	Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.
(2)	Does not include services and other revenues (as described in footnote 1 above). Growth in Canada is calculated based on Canadian dollars.
(3)	For company-operated stores only.
(4)	Includes volume of franchisees and dealers.
(5)

This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long- term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders’ equity and long-term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

(6)

This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long- term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Operating Results

Revenues amounted to $4.0 billion in the fourth quarter of fiscal 2010, up $1.0 billion, an increase of 33.7% compared to the fourth quarter of fiscal 2009. The increase is chiefly the result of a $623.0 million rise in motor fuel revenues resulting from a higher average retail price, the positive impact of $129.0 million from a stronger Canadian dollar, the $61.0 million increase generated by acquisitions as well as the growth of same-store merchandise revenues in the United States and Canada and the growth of same-store motor fuel volume in Canada.

As for fiscal 2010, revenues rose $658.5 million, an increase of 4.2% compared to fiscal year 2009, mainly attributable to a $796.0 million increase in sales due to acquisitions, the $194.0 million positive impact of the stronger Canadian dollar and the growth of same-store merchandise revenues and motor fuel volume in both the United States and Canada. The factors contributing to the increase were partially offset by a decrease of $763.0 million in motor fuel sales due to lower average retail prices.

More specifically, the growth of merchandise and service revenues for the fourth quarter of fiscal 2010 was $142.4 million, an increase of 11.7% compared to the same period of the previous fiscal year, of which $71.0 million was generated by the appreciation of the Canadian dollar against its US counterpart and $18.0 million by acquisitions. Regarding internal growth, as measured by same-store merchandise revenues, it rose by 3.2% in the United States, partly due to the increase in the retail price of tobacco products following the increases in taxes on these products. As for the Canadian market, the increase in same-store merchandise revenues was 6.9% . These performances were satisfactory considering the difficult economic context.

As for fiscal 2010, merchandise and service revenues rose by $465.1 million, a 8.6% increase compared to the same period last year for reasons similar to those of the fourth quarter, including an increase in same-store merchandise revenues of 2.9% in the United States and 4.8% in Canada.

Motor fuel revenues increased by $867.1 million or 33.7% in the fourth quarter of fiscal 2010. The higher average retail price at the pump in the United Stated and Canada created a rise in revenues of $623.0 million, as shown in the following table, beginning with the first quarter of the fiscal year ended April 26, 2009:

					Weighted
Quarter	1st	2nd	3rd	4th	average
52-week period ended April 25, 2010
United States (US dollars per gallon)	2.41	2.48	2.59	2.71	2.55
Canada (Cdn cents per litre)	88.80	89.24	90.00	92.36	90.07
52-week period ended April 26, 2009
United States (US dollars per gallon)	3.91	3.67	2.00	1.95	2.78
Canada (Cdn cents per litre)	122.66	114.37	78.05	78.67	95.63

Acquisitions contributed 15.6 million additional gallons in the fourth quarter of fiscal 2010, or $44.0 million in revenues, in addition to the increase in revenues of $58.0 million generated by the appreciation of the Canadian dollar against its US counterpart. As for the same-store motor fuel volume, it dropped slightly by 0.7% in the United States and increased by 4.2% in Canada.

Motor fuel revenues increased by $193.4 million or 1.9% in fiscal 2010, of which $589.0 million or 220.8 million gallons stem from acquisitions, which further adds to the $92.0 million increase in revenues from the appreciation of the Canadian dollar against its US counterpart. Same-store motor fuel volume grew by 1.0% in the United States and 3.0% in Canada. Revenues dropped by $763.0 million due to a lower average retail price at the pump.

For the fourth quarter of fiscal 2010, the consolidated merchandise and service gross margin dropped by 0.6% to 33.0% . In the United States, the gross margin was 33.0%, down from 33.6% recorded in the previous fiscal year. During the fourth quarter of fiscal 2009, Couche-Tard raised tobacco products prices before the tax increase on these products, thereby increasing the gross margin. As for Canada, the margin fell to 32.9%, a 0.9% decrease due to the greater proportion of cigarettes sales in the product mix, which put downward pressure on the percent margin while remaining positive in absolute dollars given the increase in terms of units sold. In both the United States and Canada, revenues and gross margin reflect Couche-Tard’s merchandising strategy in tune with market competitiveness and economic conditions within each market as well as improved supply terms.

For fiscal 2010, the consolidated merchandise and service gross margin was 33.1% . More specifically, it was 32.8% in the United States, the same as fiscal 2009, and 33.7% in Canada, a decrease of 0.6% for reasons similar to those of the fourth quarter. In Canada, as indicated by Couche-Tard in its first quarterly report, the gross margin for fiscal 2010 compares to a margin that benefited from non recurring amounts in the first quarter of fiscal 2009 related to obligations towards dealers in the Western Canada division as well as from retroactive adjustments to certain suppliers rebates.

During the fourth quarter of fiscal 2010, the motor fuel gross margin for Couche-Tard’s company-operated stores in the United States increased by 2.83¢ per gallon, from 11.38¢ per gallon in the fourth quarter of fiscal 2009 to 14.21¢ per gallon this quarter. In Canada, the margin dropped, reaching Cdn4.85¢ per litre compared to Cdn5.62¢ per litre in the fourth quarter of fiscal 2009. The motor fuel gross margin of Couche-Tard’s company-operated stores in the United States as well as the impact of expenses related to electronic payment modes for the last eight quarters, beginning with the first quarter of the fiscal year ended April 26, 2009 were as follows:

(US cents per gallon)
					Weighted
Quarter	1st	2nd	3rd	4th	average
52-week period ended April 25, 2010
Before deduction of expenses related to electronic payment modes	15.43	15.78	12.88	14.21	14.46
Expenses related to electronic payment modes	3.56	3.79	3.85	4.14	3.83
After deduction of expenses related to electronic payment modes	11.87	11.99	9.03	10.07	10.63
52-week period ended April 26, 2009
Before deduction of expenses related to electronic payment modes	15.55	24.88	18.21	11.38	17.55
Expenses related to electronic payment modes	5.07	4.94	3.15	3.10	3.96
After deduction of expenses related to electronic payment modes	10.48	19.94	15.06	8.28	13.59

For fiscal 2010, the motor fuel gross margin for Couche-Tard’s company-operated stores in the United States decreased by 3.09¢ per gallon, from 17.55¢ per gallon last fiscal year to 14.46¢ per gallon this fiscal year, a drop of 17.6% . In Canada, the margin rose, reaching Cdn5.31¢ per litre compared with Cdn4.97¢ per litre for fiscal 2009. Contrary to the average motor fuel margin in fiscal 2009 which was unusually high in the United State, the margin for fiscal 2010 is closer to expectations based on historical margins.

For the fourth quarter of fiscal 2010, operating, selling, administrative and general expenses increased by 6.3% compared with the corresponding period of the previous fiscal year. These expenses increased by 5.5% due to the appreciation of the Canadian dollar, while they increased by 2.4% and 1.9%, respectively because of the increase in electronic payment modes expenses and acquisitions, and decreased by 3.6% and 0.9% as a result of the non recurring gain on disposal of Casey’s shares and the reversal of provisions following their final analysis, respectively. Excluding these items, expenses increased only by 1.0% . Moreover, excluding expenses related to electronic payment modes for both comparable periods as well as the non recurring gain and the reversal of certain provisions posted in fourth quarter of 2010, expenses in proportion to merchandise and services sales represented 30.5% of sales during the fourth quarter of 2010, compared to 31.4% for the same period last fiscal year.

For fiscal 2010, operating, selling, administrative and general expenses increased by 3.1% compared to last fiscal year. These expenses increased by 4.8% due to acquisitions and 1.6% due to the appreciation of the Canadian dollar, while they decreased by 0.2% due to the drop in electronic payment modes expenses, by 0.8% due to the non recurring gain on disposal of Casey’s shares, and by 0.2% due to the reversal of provisions following their final analysis. Excluding these items, expenses therefore decreased by 2.1% . Moreover, excluding expenses related to electronic payment modes for both comparable periods as well as the non recurring gain related to Casey’s and the reversal of certain provisions posted in fiscal 2010, expenses in proportion to merchandise and services sales represented 29.8% of sales during fiscal 2010, compared to 31.1% in 2009.

This excellent performance reflects Couche-Tard’s prudent management of controllable expenses as well as sustainable cost reduction measures it has put in place. This performance is quite satisfactory, especially considering that expenses, in proportion of merchandise and service revenues, have decreased for a fifth consecutive quarter, without affecting the service the Company offers its clients.

Earnings before interests, taxes, depreciation and amortization [EBITDA] were $150.5 million for the fourth quarter of fiscal 2010, up 43.3% compared to the comparable period of the previous fiscal year, and were $646.6 million in fiscal 2010, up 10.0% . Acquisitions contributed to EBITDA for an amount of $3.5 million during the fourth quarter and $28.1 million in fiscal 2010.

It should be noted that EBITDA is not a performance measure defined by Canadian GAAP, but Couche-Tard’s management, investors and analysts use this measure to evaluate the Company’s financial and operating performance. Note that Couche-Tard’s definition of this measure may differ from the one used by other public companies:

(in millions of US dollars)	12-week periods ended		52-week periods ended
	April 25, 2010	April 26, 2009	April 25, 2010	April 26, 2009
Net earnings, as reported	68.8	38.0	302.9	253.9
Add:
Income taxes	24.9	17.6	109.3	114.7
Financial expenses	7.4	6.8	29.9	36.2
Depreciation and amortization of property and equipment and other assets	49.4	42.6	204.5	183.0
EBITDA	150.5	105.0	646.6	587.8

For the fourth quarter and fiscal 2010, the depreciation expense increased due to the investments made through acquisitions, replacement of equipment, store additions and the ongoing improvement of Couche-Tard’s network.

For the fourth quarter of fiscal 2010, financial expenses increased by $0.6 million compared to the fourth quarter of fiscal 2009, while they decreased by $6.3 million during fiscal 2010. The fourth quarter increase chiefly reflects higher average borrowings, while the decrease for the fiscal year results from a reduction in Couche-Tard’s average interest rates.

The income tax rate for the fourth quarter of fiscal 2010 is 26.6% compared to a rate of 31.7% for the same quarter of last fiscal 2009. As for fiscal 2010, the rate is 26.5% compared to a rate of 31.1% in fiscal 2009. The rate decrease reflects the corporate reorganization put in place during last fiscal year as well as rate adjustments from the comparison of estimated income tax expense to the actual income tax expense following preparation of income tax returns for 2009.

Couche-Tard closed the fourth quarter of fiscal 2010 with net earnings of $68.8 million, which equals $0.37 per share (same per share on a diluted basis), compared to $38.0 million in the fourth quarter of fiscal 2009, or $0.20 per share (same per share on a diluted basis), an increase of $30.8 million, or 81.1%

For fiscal 2010, net earnings were $302.9 million ($1.64 per share or $1.60 per share on a diluted basis), compared to $253.9 million the previous fiscal year ($1.31 per share or $1.29 per share on a diluted basis), an increase of $49.0 million or 19.3%, despite a motor fuel gross margin in the United States inferior to last fiscal year by 3.06¢ per gallon, which represents a decrease of approximately $75.0 million in net earnings, or $0.40 per share on a diluted basis. It should be noted that the motor fuel margin in the United States for fiscal 2009 was particularly high while the fuel margin for fiscal 2010 is in line with Couche-Tard’s expectations considering historical margins.

For the fourth quarter and fiscal year 2010, the stronger Canadian dollar had a favourable impact on net earnings of $1.9 million and $1.5 million, respectively.

For the fourth quarter and fiscal 2010, the non recurring gain from disposal of Casey’s shares and the non recurring reversal of provisions had a positive impact of $0.06 and $0.02 per share on a diluted basis, respectively. Accordingly, for the fourth quarter, excluding these items, net earnings would have been $53.8 million or $0.29 per share on a diluted basis, which represents an increase of $15.8 million or 41.6% . For fiscal 2010, net earnings would have been $287.9 million or $1.52 per share on a diluted basis, which corresponds to an increase of $34.0 million or 13.4% .

Liquidity and Capital Resources

Couche-Tard’s sources of liquidity remain unchanged compared with fiscal year ended April 26, 2009. For further information, please refer to the Company’s 2009 Annual Report.

With respect to Couche-Tard’s capital expenditures, acquisitions and share repurchases carried out in fiscal 2010, they were financed using available cash flow and credit facilities. Couche-Tard expects that its cash available from operations together with borrowings available under its revolving unsecured credit facilities, as well as potential sale and leaseback transactions, will meet its liquidity needs in the foreseeable future, barring potential large acquisitions that may require additional sources of financing.

Couche-Tard’s credit facilities, totalling $1.0 billion, have not changed with respect to their terms of use since April 26, 2009 and they will only mature in September 2012. As at April 25, 2010, $350.0 million of its term revolving unsecured operating credits had been used ($273.0 million for the US dollar portion and $77.0 million for the Canadian dollar portion). At such date, the weighted average effective interest rate was 0.86% for the US dollar portion and 1.05% for the Canadian dollar portion. In addition, standby letters of credit in the amount of Cdn$0.9 million and $26.6 million were outstanding as at April 25, 2010. Couche-Tard also has a $351.7 million subordinated unsecured debt (nominal value amounting to $350.0 million, net of attributable financing costs of $8.0 million, adjusted of amounts received for the early termination of interest rate swap agreements which are amortized on the remaining term of the debt using the effective rate method), bearing interest at an effective rate of 7.35% . It should be noted that amounts received for the early termination of interest rate swaps agreements represented swap’s fair value as of the date of the termination.

Selected Consolidated Cash Flow Information

(In millions of US dollars)	12-week periods ended			52-week periods ended
	April 25,	April 26,	Variation	April 25,	April 26,	Variation
	2010	2009		$2010	2009	$
Operating activities
Cash flows (1)	109.7	75.7	34.0	504.0	450.1	53.9
Other	166.4	132.2	34.2	(13.2)	52.7	(65.9)
Net cash from operating activities	276.1	207.9	68.2	490.8	502.8	(12.0)
Investing activities
Purchase of property and equipment and other assets, net of proceeds from the disposal of property and equipment	(88.7)	(95.5)	6.8	(202.4)	(235.6)	33.2
Disposal of an investment in publicly-traded securities	75.9	-	75.9	75.9	-	75.9
Investment in publicly-traded securities	(8.5)	-	(8.5)	(62.0)	-	(62.0)
Business acquisitions	(44.2)	(13.8)	(30.4)	(156.1)	(80.8)	(75.3)
Proceeds from sale and leaseback transactions	0.5	7.9	(7.4)	11.1	19.8	(8.7)
Net cash used in investing activities	(65.0)	(101.4)	36.4	(333.5)	(296.6)	(36.9)
Financing activities
(Decrease) increase in long-term borrowings	(126.9)	18.2	(145.1)	(46.7)	(116.5)	69.8
Cash dividends paid	(7.1)	(5.3)	(1.8)	(25.1)	(24.1)	(1.0)
Interest rate swap early termination fees received	-	9.4	(9.4)	2.5	9.4	(6.9)
Issuance of shares	0.2	1.2	(1.0)	2.5	1.8	0.7
Share repurchase	-	(53.3)	53.3	(56.4)	(99.5)	43.1
Net cash used in financing activities	(133.8)	(29.8)	(104.0)	(123.2)	(228.9)	105.7
Corporate credit rating
Standard and Poor’s	BB+	BB+		BB+	BB+
Moody’s (2)	Ba1	Ba1		Ba1	Ba1

(1)

These cash flows are presented for information purposes only and represent a performance measure used especially in financial circles. They represent net earnings plus depreciation and amortization, loss on disposal of assets (less gains on disposal of assets) and future income taxes. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

(2)

Represents the last published corporate credit rating as attributed to Couche-Tard by Moody’s. During the third quarter of fiscal 2010, Moody’s indicated that it would cease to attribute corporate credit ratings to Couche-Tard given the fact it no longer considers the Company as a speculative grade issuer.

Operating activities

During the fourth quarter of fiscal 2010, net cash from operating activities reached $276.1 million, up $68.2 million from the fourth quarter of fiscal year 2009, chiefly due to higher net earnings and changes in working capital, including an increase in accounts payables.

During fiscal 2010, net cash from store operations reached $490.8 million, down $12.0 million from fiscal year 2009 mainly due to changes in working capital, partially offset by higher net earnings. The negative variance in the working capital is partly due to an increase in debit and credit card receivables and higher motor fuel inventory, resulting respectively from increased retail price and cost of motor fuel.

Investing activities

During the fourth quarter of fiscal 2010, Couche-Tard’s investing activities were primarily for capital expenditures and acquisitions, including investments in fuel terminal facilities in Phoenix, Arizona and the acquisition of company-operated stores. Capital expenditures were primarily for the replacement of equipment in some of Couche-Tard’s company-operated stores to enhance its offering of products and services and to comply with regulations, the addition of new stores as well as the ongoing improvement of its network. In addition, Couche-Tard cashed $75.9 million following the disposal of Casey’s shares which were acquired for $62.0 million during fiscal 2010.

Financing activities

During the fourth quarter of fiscal 2010, Couche-Tard recorded a $126.9 million decrease in long-term borrowings. In addition, Couche-Tard paid $7.1 million in dividends.

Financial Position as at April 25, 2010

As shown by Couche-Tard’s indebtedness ratios included in the “Selected Consolidated Financial Information” section and its net cash provided by operating activities, the Company’s financial position is excellent.

Its total consolidated assets amounted to $3.7 billion as at April 25, 2010 an increase of $440.8 million compared to the balance as at April 26, 2009. This increase is chiefly the result of five factors:

1.	the increase in property and equipment mainly resulting from the acquisition of stores;

2.	the increase of in-store merchandise inventory due to a greater number of stores;

3.	the increase in motor fuel inventory due to a higher product cost as compared to the end of fiscal 2009 and to a greater number of stores selling motor fuel;

4.

the increase in credit and debit cards receivables driven by higher motor fuel retail price as compared to the end of fiscal 2009 as well as the increase in supplier rebates receivable following the increase in merchandise inventories; and

5.	an overall increase in Canadian and corporate operations assets once translated in US dollars due to a stronger Canadian dollar as at the balance sheet date.

Shareholders’ equity was $1.6 billion as at April 25, 2010, up $288.3 million resulting mainly from net earnings of $302.9 million and the $62.4 increase in accumulated other comprehensive income largely due to exchange rate fluctuations, partially offset by the repurchase and cancellation of shares totalling $56.4 million and $25.1 million in dividends paid. The net interest-bearing debt to total capitalization ratio stood at 0.24:1 versus 0.30:1 as at April 26, 2009.

Selected Quarterly Financial Information (Unaudited)

(In millions of US dollars except for per share data, unaudited)	52-week period ended April 25, 2010				52-week period ended April 26, 2009
Quarter	4th	3rd	2nd	1st	4th	3rd	2nd	1st
Weeks	12 weeks	16 weeks	12 weeks	12 weeks	12 weeks	16 weeks	12 weeks	12 weeks
Revenues	4,003.5	4,935.2	3,825.8	3,675.1	2,994.0	3,911.7	4,556.4	4,319.0
Income before depreciation and amortization of property and equipment and other assets, financial expenses and income taxes	150.5	141.3	176.4	178.4	105.0	168.1	179.7	135.0
Depreciation and amortization of property and equipment and other assets	49.4	63.2	46.9	45.0	42.6	56.4	41.1	42.9
Operating income	101.1	78.1	129.5	133.4	62.4	111.7	138.6	92.1
Financial expenses	7.4	8.6	7.0	6.9	6.8	10.3	9.3	9.8
Net earnings	68.8	54.8	88.2	91.1	38.0	71.1	97.6	47.2
Net earnings per share
Basic	$0.37	$0.30	$0.48	$0.49	$0.20	$0.37	$0.50	$0.24
Diluted	$0.37	$0.29	$0.47	$0.48	$0.20	$0.36	$0.49	$0.24

Outlook

In the course of the fiscal 2011, Couche-Tard expects to pursue its investments with caution in order to, amongst other things, improve its network. Given the economic climate and its attractive access to capital, Couche-Tard believes to be well positioned to realize acquisitions and create value. However, Couche-Tard will continue to exercise patience in order to benefit from a fair price in view of current market conditions. The Company also intends to keep an ongoing focus on its supply terms and operating expenses.

Finally, in line with its business model, Couche-Tard intends to continue to focus its resources on the sale of fresh products and on innovation, including the introduction of new products and services, in order to satisfy the needs of its large clientele.

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the largest independent convenience store operator (whether integrated with a petroleum company or not) in terms of number of company-operated stores. Couche-Tard currently operates a network of 5,878 convenience stores, 4,146 of which include motor fuel dispensing, located in 11 large geographic markets, including eight in the United States covering 43 states and the District of Columbia, and three in Canada covering all ten provinces. More than 53,000 people are employed throughout Couche-Tard’s retail convenience network and service centers.

Source
Raymond Paré, Vice-President and Chief Financial Officer
Tel: (450) 662-6632 ext. 4607
investor.relations@couche-tard.com

The statements set forth in this press release, which describes Couche-Tard’s objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as “plan”, “evaluate”, “estimate”, “believe” and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard’s actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this release is based on information available as of the date of the release.

Webcast on July 13, 2010 at 3:30 P.M. (EST)
Couche-Tard invites analysts known to the Company to send their two questions in advance to its management, before 1:30 P.M. (EST) on July 13, 2010.

Financial analysts and investors who wish to listen to the webcast on Couche-Tard’s results which will take place online on July 13, 2010 at 3:30 P.M. (EST) can do so by accessing the Company’s website at www.couche-tard.com/corporate and by clicking on the corporate presentations link of the investor relations section. For those who will not be able to listen to the live presentation, the recording of the webcast will be available on the Company’s website for a period of 90 days.

CONSOLIDATED STATEMENTS OF EARNINGS
(in millions of US dollars, except per share amounts, unaudited)

	12 weeks		52 weeks
For the periods ended	April 25,	April 26,	April 25,	April 26,
	2010	2009	2010	2009
	$	$	$	$

Revenues	4,003.5	2,994.0	16,439.6	15,781.1
Cost of sales (excluding depreciation and amortization of property and equipment and other assets as shown separately below)	3,414.7	2,476.5	13,886.3	13,344.5
Gross profit	588.8	517.5	2,553.3	2,436.6

Operating, selling, administrative and general expenses	438.3	412.5	1,906.7	1,848.8
Depreciation and amortization of property and equipment and other assets	49.4	42.6	204.5	183.0
	487.7	455.1	2,111.2	2,031.8
Operating income	101.1	62.4	442.1	404.8
Financial expenses	7.4	6.8	29.9	36.2
Earnings before income taxes	93.7	55.6	412.2	368.6
Income taxes	24.9	17.6	109.3	114.7
Net earnings	68.8	38.0	302.9	253.9

Net earnings per share (Note 5)
Basic	0.37	0.20	1.64	1.31
Diluted	0.37	0.20	1.60	1.29
Weighted average number of shares (in thousands)	183,644	190,433	184,236	193,596
Weighted average number of shares – diluted (in thousands)	188,318	194,108	188,742	197,468
Number of shares outstanding at end of period (in thousands)	183,649	187,628	183,649	187,628

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions of US dollars, unaudited)

For the periods ended	12 weeks		52 weeks
	April 25,	April 26,	April 25,	April 26,
	2010	2009	2010	2009
	$	$	$	$
Net earnings	68.8	38.0	302.9	253.9
Other comprehensive income
Changes in cumulative translation adjustments (1)	17.5	21.3	62.0	(67.7)
Change in fair value of a financial instrument designated as a cash flow hedge (2)	(0.2)	-	0.6	-
Gain realized on a financial instrument designated as a cash flow hedge transferred to earnings (3)	-	-	(0.2)	-
Change in fair value of an available-for-sale investment (4)	12.3	-	11.4	-
Gain realized on disposal of an available-for-sale investment transferred to earnings (5)	(11.4)	-	(11.4)	-
Other comprehensive income	18.2	21.3	62.4	(67.7)
Comprehensive income	87.0	59.3	365.3	186.2

(1)

For the 12 and 52-week periods ended April 25, 2010, these amounts include a gain of $35.3 and $113.3, respectively (net of income taxes of $5.3 and $17.0, respectively). For the 12 and 52-week periods ended April 26, 2009 these amounts include a gain of $8.6 and a loss of $109.9, respectively (net of income taxes of $1.6 and $20.3, respectively). These gains and losses arise from the translation of US dollar denominated long-term debt designated as a foreign exchange hedge of the Company’s net investment in its foreign self-sustaining operations.

(2)	For the 12 and 52-week periods ended April 25, 2010, these amounts are net of income taxes of $0.1 and $0.2, respectively.
(3)	This amount is net of income taxes of $0.1.
(4)	For the 12 and 52-week periods ended April 25, 2010, these amounts are net of income taxes of $2.7 and $2.5, respectively.
(5)	For the 12 and 52-week periods ended April 25, 2010, these amounts are net of income taxes of $2.5.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions of US dollars, unaudited)

For the 52-week period ended		April 25, 2010
				Accumulated
				other
	Capital	Contributed	Retained	comprehensive	Shareholders’
	stock	surplus	earnings	income(1)	equity
	$	$	$	$	$
Balance, beginning of period	329.1	17.7	932.6	46.6	1,326.0
Comprehensive income:
Net earnings			302.9		302.9
Change in cumulative translation adjustments				62.0	62.0
Change in fair value of a financial instrument designated as a cash flow hedge (net of income taxes of $0.2)				0.6	0.6
Gain realized on a financial instrument designated as a cash flow hedge transferred to earnings (net of income taxes of $0.1)				(0.2)	(0.2)
Change in fair value of an available-for-sale investment (net of income taxes of $5.2)				11.4	11.4
Gain realized on disposal of an available-for- sale investment transferred to earnings (net of income taxes of $5.2)				(11.4)	(11.4)
Comprehensive income					365.3
Dividends			(25.1)		(25.1)
Stock-based compensation expense (note 7)		2.0			2.0
Fair value of stock options exercised	0.9	(0.9)			-
Cash received upon exercise of stock options	2.5				2.5
Repurchase and cancellation of shares	(13.0)				(13.0)
Excess of acquisition cost over book value of
Class A multiple voting shares and Class B subordinate voting shares repurchased and cancelled			(43.4)		(43.4)
Balance, end of period	319.5	18.8	1,167.0	109.0	1,614.3

(1)

The end of period balance is comprised of cumulative translation adjustments in the amount of $108.6 and of the cumulative change in fair value of a financial instrument designated as a cash flow hedge in the amount of $0.4 (net of income taxes of $0.2).

For the 52-week period ended	April 26, 2009
				Accumulated
				other
	Capital	Contributed	Retained	comprehensive	Shareholders’
	stock	surplus	earnings	income	equity
	$	$	$	$	$
Balance, beginning of period	348.8	15.6	775.0	114.3	1,253.7
Comprehensive income:
Net earnings			253.9		253.9
Change in cumulative translation adjustments				(67.7)	(67.7)
Comprehensive income					186.2
Dividends			(24.1)		(24.1)
Stock-based compensation expense (note 7)		2.7			2.7
Fair value of stock options exercised	0.6	(0.6)			-
Cash received upon exercise of stock options	1.8				1.8
Repurchase and cancellation of shares	(22.1)				(22.1)
Excess of acquisition cost over book value of Class A multiple voting shares and Class B subordinate voting shares repurchased and cancelled			(72.2)		(72.2)
Balance, end of period	329.1	17.7	932.6	46.6	1,326.0

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of US dollars, unaudited)

	12 weeks		52 weeks
For the periods ended	April 25,	April 26,	April 25,	April 26,
	2010	2009	2010	2009
	$	$	$	$
Operating activities
Net earnings	68.8	38.0	302.9	253.9
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation and amortization of property and equipment and other assets, net of amortization of deferred credits	41.6	38.7	176.4	161.4
Future income taxes	14.1	(1.5)	40.2	32.0
(Gain) loss on disposal of property and equipment and other assets	(14.8)	0.5	(15.5)	2.8
Deferred credits	1.8	0.4	11.9	9.4
Other	5.0	(0.3)	19.8	13.3
Changes in non-cash working capital	159.6	132.1	(44.9)	30.0
Net cash provided by operating activities	276.1	207.9	490.8	502.8

Investing activities
Purchase of property and equipment and other assets	(95.6)	(100.2)	(230.9)	(251.4)
Disposal of an investment in publicly-traded securities	75.9	-	75.9	-
Investment in publicly-traded securities	(8.5)	-	(62.0)	-
Business acquisitions (Note 4)	(44.2)	(13.8)	(156.1)	(80.8)
Proceeds from disposal of property and equipment and other assets	6.9	4.7	28.5	15.8
Proceeds from sale and leaseback transactions	0.5	7.9	11.1	19.8
Net cash used in investing activities	(65.0)	(101.4)	(333.5)	(296.6)

Financing activities
Net (decrease) increase in long-term debt	(126.9)	18.2	(46.7)	(116.5)
Cash dividends paid	(7.1)	(5.3)	(25.1)	(24.1)
Issuance of shares	0.2	1.2	2.5	1.8
Repurchase of Class A multiple voting shares and Class B subordinate voting shares	-	(53.3)	(56.4)	(99.5)
Amount received following early termination of an interest rate swap agreement	-	9.4	2.5	9.4
Net cash used in financing activities	(133.8)	(29.8)	(123.2)	(228.9)
Effect of exchange rate fluctuations on cash and cash equivalents	5.3	(7.6)	13.5	(20.0)
Net increase (decrease) in cash and cash equivalents	82.6	69.1	47.6	(42.7)
Cash and cash equivalents, beginning of period	138.3	104.2	173.3	216.0
Cash and cash equivalents, end of period	220.9	173.3	220.9	173.3

Supplemental information:
Interest paid	1.9	0.3	29.4	34.2
Income taxes paid	13.8	13.1	111.3	66.1

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions of US dollars)

	As at April 25,	As at April 26,
	2010	2009
	(unaudited)
	$	$
Assets
Current assets
Cash and cash equivalents	220.9	173.3
Accounts receivable	286.2	225.4
Inventories	474.1	400.3
Prepaid expenses	20.2	8.5
Income taxes receivable	4.7	-
Future income taxes	24.9	37.0
	1,031.1	844.5
Property and equipment	1,980.5	1,777.2
Goodwill	426.5	384.8
Intangible assets	188.2	184.2
Deferred charges	9.4	10.9
Other assets	55.8	49.8
Future income taxes	5.3	4.5
	3,696.7	3,255.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	872.9	758.1
Income taxes payable	-	26.3
Future income taxes	5.6	0.7
Current portion of long-term debt	4.4	3.9
	882.9	789.0
Long-term debt	736.8	745.3
Deferred credits and other liabilities	285.8	259.0
Future income taxes	176.9	136.6
	2,082.4	1,929.9

Shareholders' equity
Capital stock	319.5	329.1
Contributed surplus	18.8	17.7
Retained earnings	1,167.0	932.6
Accumulated other comprehensive income	109.0	46.6
	1,614.3	1,326.0
	3,696.7	3,255.9

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

1. CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and have not been subject to a review engagement by the Company’s external auditors. These consolidated financial statements were prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the fiscal year ended April 26, 2009, with the exception of the accounting changes described in Note 2 below. The unaudited interim consolidated financial statements do not include all the information for complete financial statements and should be read in conjunction with the audited annual consolidated financial statements and notes thereto included in the Company’s 2009 Annual Report (the 2009 Annual Report). The results of operations for the interim period presented do not necessarily reflect results expected for the full year. The Company’s business follows a seasonal pattern. The busiest period is the first half of each fiscal year, which includes summer’s sales.

2. ACCOUNTING CHANGES

Goodwill and Intangible Assets

On April 27, 2009, the Company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3064 “Goodwill and Intangible Assets”, replacing Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs”. The new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards relating to goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this new Section resulted in the reclassification to Intangibles of certain software previously presented in Property and Equipment.

Accounting Changes

On October 12, 2009, the Company adopted amendments to CICA Section 1506 “Accounting Changes”, which exclude from the scope of this Section, changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. The adoption of this new Section had no impact on the Company’s consolidated financial statements.

Financial Instruments - Disclosures

On October 12, 2009, the Company adopted amendments to CICA Section 3862 “Financial Instruments - Disclosures” which enhance disclosure requirements about liquidity risk of financial instruments. The amendment also includes new disclosure requirements about fair value measurement of financial instruments. The required disclosure will be included in the Company’s fiscal year 2010 annual consolidated financial statements.

Recently issued accounting standards not yet implemented

On February 13, 2008, the Accounting Standards Board (“AcSB”) issued a news release confirming that publicly accountable enterprises will be required to apply International Financial Reporting Standards (“IFRS”) in 2011. The company will therefore adopt IFRS on April 25, 2011.

Since the Company will adopt IFRS on April 25, 2011, new Canadian GAAP standards that will be effective on or after that date are not disclosed as future accounting changes because they will never be applied by the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

3. INTEREST IN A JOINT VENTURE

On January 6, 2010, the Company created along with Shell Oil Products (“Shell”), a joint venture, RDK Ventures LLC (“RDK”), to operate convenience stores located in the greater Chicago metropolitan area of the United States. Shell contributed $40.1 to the joint venture in Property and equipment whereas the Company contributed $40.1 in cash. Line items from RDK’s statement of earnings and balance sheet are reflected in the Company’s consolidated financial statements using the proportionate consolidation method since Shell and the Company have joint control over the joint venture. The Company owns a 50.01% interest in RDK and the major components of the interest included in its consolidated financial statements are as follows:

As at April 25, 2010		$
Balance sheet
Current assets		15.5
Long-term assets		66.8
Current liabilities		14.8
Long-term liabilities		25.5

For the periods ended April 25, 2010	12-week	52-week
	$	$
Statement of earnings
Revenues	88.6	110.1
Expenses	86.5	108.1
Net earnings	1.6	1.5
Statement of cash flows
Operating activities	(0.9)	10.6
Investing activities	(2.6)	(25.5)
Financing activities	-	20.1

Balance sheet items and transactions between the Company and the joint venture were eliminated upon proportionate consolidation of the joint venture.

4. BUSINESS ACQUISITIONS

On May 28, 2009, the Company purchased 43 company-operated stores in the Phoenix, Arizona region, United-States from ExxonMobil Corporation. The Company leases the land and buildings related to nine sites, it owns the building and leases the land for one site, while it owns both these assets for the other sites. Under the same transaction, ExxonMobil also transferred to the Company the “On the Run” trademark rights in the United States as well as a network of 444 franchised stores operating under this trademark in the United States.

On January 6, 2010, through RDK, the Company participated in the acquisition of 100 stores owned by Shell, 69 of which are company-operated and the remaining 31 stores are operated by third party operators. RDK leases the land and buildings related to 55 sites, it owns the buildings and leases the land for five sites and it owns both these assets for the other sites.

On February 16, 2010, the Company acquired from BP West Coast Products LLC their terminal facilities located in Phoenix, Arizona in the United States. The terminal facilities include 16 storage tanks with a storage capacity of 220,000 barrels. The terminal is approved for 44,000 barrels per day and has access to petroleum products from refineries on the West Coast and in the Gulf Coast region of the United States.

On April 6, 2010, the Company purchased eight company-operated stores in central North Carolina, United-States from Accel Marketing LLC. The Company owns the buildings and land for all eight sites.

Since the beginning of the fiscal year, the Company also acquired 16 stores through 12 distinct transactions. The Company owns the land and buildings for eight sites while it leases both these assets for the other eight sites.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

These acquisitions were settled for a total cash consideration of $156.1, including direct acquisition costs. The allocations of the purchase price of the acquisitions were established based on available information and on the basis of evaluations and assumptions management believes to be reasonable. The allocations are based on the estimated fair values on the dates of acquisition:

$
Tangible assets acquired
Inventories	11.0
Property and equipment	163.6
Other assets	0.3
Total tangible assets	174.9
Liabilities assumed
Accounts payable and accrued liabilities	2.1
Deferred credits and other liabilities	26.9
Total liabilities	29.0
Net tangible assets acquired	145.9
Intangibles	1.3
Goodwill	8.9
Total consideration paid, including direct acquisition costs	156.1

The Company expects that approximately $4.0 of the goodwill related to these transactions will be deductible for tax purposes.

5. NET EARNINGS PER SHARE

	12-week period			12-week period
	ended April 25, 2010			ended April 26, 2009
		Weighted average	Net		Weighted average	Net
	Net	number of shares	earnings	Net	number of shares	earnings
	earnings	(in thousands)	per share	earnings	(in thousands)	per share
	$		$	$		$
Basic net earnings attributable to Class A and B shareholders	68.8	183,644	0.37	38.0	190,433	0.20
Dilutive effect of stock options		4,674	-		3,675	-
Diluted net earnings available for Class A and B shareholders	68.8	188,318	0.37	38.0	194,108	0.20

	52-week period			52-week period
	ended April 25, 2010			ended April 26, 2009
		Weighted average	Net		Weighted average	Net
	Net	number of shares	earnings	Net	number of shares	earnings
	earnings	(in thousands)	per share	earnings	(in thousands)	per share
	$		$	$		$
Basic net earnings attributable to Class A and B shareholders	302.9	184,236	1.64	253.9	193,596	1.31
Dilutive effect of stock options		4,506	(0.04)		3 ,872	(0.02)
Diluted net earnings available for Class A and B shareholders	302.9	188,742	1.60	253.9	197,468	1.29

A total of 967,775 stock options are excluded from the calculation of the diluted net earnings per share due to their antidilutive effect for the 12-week period ended April 25, 2010 (1,138,627 stock options for the 52-week period ended April 25, 2010). There are 1,707,695 stocks options excluded from the calculation for the 12-week period ended April 26, 2009 (1,677,059 stocks options for the 52-week period ended April 26, 2009).

6. CAPITAL STOCK

As at April 25, 2010, the Company has 53,706,712 (53,710,412 as at April 26, 2009) issued and outstanding Class A multiple voting shares each comprising ten votes per share and 129,942,597 (133,917,208 as at April 26, 2009) outstanding Class B subordinate voting shares each comprising one vote per share.

Since the beginning of fiscal 2010, pursuant to the previous share repurchase program described in Note 18 of the consolidated financial statements presented in the 2009 Annual report and which expired on August 7, 2009, the Company repurchased 3,700 Class A multiple voting shares at an average cost of CA$14.49 and 4,296,000 Class B subordinate voting shares at an average cost of CA$14.63.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

On August 10, 2009, the Company implemented a new share repurchase program which allows it to repurchase up to 2,685,370 Class A multiple voting shares (representing 5.0% of the 53,707,412 Class A multiple voting shares issued and outstanding as at July 24, 2009) and up to 12,857,284 Class B subordinate voting shares (representing 10.0% of the 128,572,846 Class B subordinate voting shares of the public float, as defined by applicable rules, as at July 24, 2009). When making such repurchases, the number of issued and outstanding Class A multiple voting shares and Class B subordinate voting shares is reduced and the proportionate interest of the shareholders in the share capital of the Company is increased on a pro rata basis. As at April 25, 2010, no shares had been repurchased under this program.

All shares repurchased under the share repurchase programs are cancelled upon repurchase.

7. STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

Stock Options

As at April 25, 2010, 8,697,098 stock options for the purchase of Class B subordinate voting shares are outstanding (8,800,623 as at April 26, 2009). These stock options can be gradually exercised at various dates until September 12, 2019, at an exercise price varying from CA$2.38 to CA$25.71. Four series of stock options totaling 230,000 stock options at an exercise price ranging from CA$13.15 to CA$19.85 were granted since the beginning of the fiscal year.

For the 12 and 52-week periods ended April 25, 2010, the stock-based compensation costs amount to $0.6 and $2.0, respectively. For the 12 and 52-week periods ended April 26, 2009, the stock-based compensation costs amount to $0.4 and $2.7, respectively.

The fair value of stock options granted is estimated at the grant date using the Black & Scholes option pricing model on the basis of the following assumptions for the stock options granted since the beginning of the fiscal year:

  risk-free interest rate of 3.27%;
  expected life of 8 years;
  expected volatility of 33%;
  expected quarterly dividend of CA$0.038 per share.

The weighted average fair value of stock options granted since the beginning of the fiscal year is CA$6.90 (CA$5.32 as at April 26, 2009). A description of the Company’s stock option plan is included in Note 19 of the consolidated financial statements presented in the 2009 Annual Report.

Phantom Stock Units

On May 1st, 2009, the Company implemented a Phantom Stock Unit (“PSU”) Plan allowing the Board of Directors, through its Human Resources and Corporate Governance Committee, to grant PSUs, to the officers and selected key employees of the Company (the “Participants”). A PSU is a notional unit, which value is based on the weighted average reported closing price for a board lot of the Company’s Class B subordinated voting share (the “Class B share”) on the Toronto Stock Exchange for the five trading days immediately preceding the grant date. The PSU provides the Participant with the opportunity to earn a cash award based on the weighted average reported closing price for a board lot of the Company’s Class B subordinated voting share (the “Class B share”) on the Toronto Stock Exchange for the five trading days immediately preceding the vesting date of the PSU. Each PSU initially granted vest no later than one day prior to the third anniversary of the grant date subject namely to the achievement of performance objectives of the Company, based on external and internal benchmarks, over a three-year performance period. PSUs are not dilutive since they are solely payable in cash.

The PSU compensation cost and the related liability are recorded on a straight-line basis over the corresponding vesting period based on the fair market value of Class B shares and the best estimate of the number of PSUs that will ultimately be paid. The liability is adjusted periodically to reflect any variation in the fair market value of the Class B shares. The Company did not grant any PSUs for the 12-week period ended April 25, 2010. For the 52-week period ended April 25, 2010, the Company granted a total of 194,277 PSUs while it cancelled 5,323 PSUs and the compensation costs for the 12 and 52-week periods ended April 25, 2010 amount to $0.2 and $0.8, respectively. As at April 25, 2010, 188,954 PSUs were outstanding and a $1.1 obligation related to the PSU Plan is recorded in deferred credit and other liabilities on the consolidated balance sheet.

To manage current and forecasted risks related to changes in the fair market value of the PSUs granted by the Company, the latter has entered into a financial arrangement with an investment grade financial institution. The financial arrangement includes a total return swap with an underlying representing 189,072 Class B shares (the “Instrument”). The Instrument is recorded at fair market value on the consolidated balance sheet under other assets. The financial arrangement will be adjusted as needed to reflect new awards, adjustments and/or settlements of PSUs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

The Company has documented and identified the Instrument as a cash flow hedge of the anticipated cash settlement transaction related to the granted PSUs. The Company has determined that the instrument is an effective hedge at the time of the establishment of the hedge and for the duration of the Instrument. The changes in the fair value of the instrument are initially recorded in consolidated other comprehensive income and subsequently reclassified to consolidated net earnings in the same period the recording of the change in the fair value of the PSUs affects consolidated net earnings. Should it become probable that the hedge transaction will not occur, any gains, losses, revenues or expenses associated with the hedging item that had previously been recognized in other comprehensive income as a result of applying hedge accounting will be recognized in the reporting period's net income. As at April 25, 2010, the fair value of the Instrument was $0.9.

8. EMPLOYEE FUTURE BENEFITS

For the 12 and 52-week periods ended April 25, 2010, the Company’s total net pension expense included in its consolidated statement of earnings amounts to $2.7 and $8.3, respectively. For the corresponding 12 and 52-week periods ended April 26, 2009, the expense is $2.1 and $6.4, respectively. The Company’s pension plans are described in Note 20 of the consolidated financial statements presented in the 2009 Annual Report.

9. SEGMENTED INFORMATION

The Company operates convenience stores in the United States and in Canada. It essentially operates in one reportable segment, the sale of goods for immediate consumption and motor fuel through corporate stores or franchise operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and services and motor fuel.

The following table provides the information on the principal revenue classes as well as geographic information:

	12-week period			12-week period
	ended April 25, 2010			ended April 26, 2009
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer
revenues (a)
Merchandise and services	924.7	434.0	1,358.7	880.9	335.4	1,216.3
Motor fuel	2,228.3	416.5	2,644.8	1,504.7	273.0	1,777.7
	3,153.0	850.5	4,003.5	2,385.6	608.4	2,994.0
Gross Profit
Merchandise and services	305.3	143.0	448.3	295.8	113.3	409.1
Motor fuel	115.3	25.2	140.5	85.8	22.6	108.4
	420.6	168.2	588.8	381.6	135.9	517.5
Property and equipment and goodwill (a)	1,877.9	529.1	2,407.0	1,729.0	433.0	2,162.0

	52-week period			52-week period
	ended April 25, 2010			ended April 26, 2009
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer revenues (a)
Merchandise and services	3,986.0	1,895.5	5,881.5	3,742.6	1,673.8	5,416.4
Motor fuel	8,819.8	1,738.3	10,558.1	8,865.2	1,499.5	10,364.7
	12,805.8	3,633.8	16,439.6	12,607.8	3,173.3	15,781.1
Gross Profit
Merchandise and services	1,308.1	638.3	1,946.4	1,226.2	574.9	1,801.1
Motor fuel	488.7	118.2	606.9	545.6	89.9	635.5
	1,796.8	756.5	2,553.3	1,771.8	664.8	2,436.6

(a)	Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the property and equipment and goodwill.

10. SUBSEQUENT EVENT

On June 2, 2010, the Company commenced a tender offer to acquire all of the outstanding shares of common stock (including the associated preferred stock purchase rights) of Casey’s General Stores Inc. for $36.00 per share, payable in cash. The transaction would have a total enterprise value of approximately $1,900 on a fully diluted basis, including Casey’s net debt of approximately $29.0.

11. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to comply with the presentation adopted in the 2010 fiscal year.